Filed Pursuant to Rule 433

Registration No. 333-202428

October 30, 2017

Markel Corporation

Pricing Term Sheet

$300,000,000 3.50% Senior Notes due 2027 (the “2027 Senior Notes”)

Issuer:	Markel Corporation
Anticipated Ratings/Outlook: (Moody’s / S&P / Fitch)*:	Baa2 (stable) / BBB (stable) / BBB+ (stable)
Security Type:	SEC Registered Senior Notes
Trade Date:	October 30, 2017
Settlement Date**:	November 2, 2017 (T+3)
Interest Payment Dates:	May 1 and November 1 of each year, commencing on May 1, 2018 (short first coupon)
Maturity Date:	November 1, 2027
Principal Amount:	$300,000,000
Benchmark Treasury:	2.250% UST due August 15, 2027
Benchmark Treasury Price / Yield:	98-29 / 2.376%
Spread to Benchmark Treasury:	+115 basis points
Yield to Maturity:	3.526%
Coupon:	3.50%
Public Offering Price:	99.783% of the principal amount
Net Proceeds to Issuer before Expenses:	$297,399,000
Optional Redemption:	At any time prior to August 1, 2027 (3 months prior to maturity), make-whole redemption at Treasury Rate plus 20 basis points. On or after August 1, 2027 (3 months prior to maturity), redemption at par. See “Description of Notes—Optional Redemption” in the preliminary prospectus supplement, dated October 30, 2017, for more information.
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.
CUSIP / ISIN:	570535 AR5 / US570535AR54
Concurrent Offering:	Concurrent with this offering, the Issuer is offering $300,000,000 of its 2047 Senior Notes.
Joint Book-Running Managers:	Citigroup Global Markets Inc.
Wells Fargo Securities, LLC
Senior Co-Managers	Barclays Capital Inc.
J.P. Morgan Securities LLC
SunTrust Robinson Humphrey, Inc.

Co-Managers	BB&T Capital Markets, a division of BB&T Securities, LLC
BNY Mellon Capital Markets, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Loop Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the 2027 Senior Notes will be made to investors on or about November 2, 2017, which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade 2027 Senior Notes on the date of this pricing term sheet will be required, by virtue of the fact that the 2027 Senior Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the 2027 Senior Notes who wish to trade the 2027 Senior Notes on the date of this pricing term sheet should consult their advisors.

This pricing term sheet supplements the preliminary prospectus supplement, dated October 30, 2017, and the related prospectus, dated March 2, 2015; capitalized terms used in this pricing term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.